

October 3, 2011

Via E-mail
Mr. Steven Ning Ma
Chief Financial Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Boulevard, #702
Claremont, California 91711

     Re: Kiwa Bio-Tech Products Group Corporation
               Form 10-K for the year ended December 31, 2010
               Filed April 15, 2011
               File No. 000-33167

Dear Mr. Ma:

     We have reviewed your response letter dated September 21, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 52
8. Convertible Notes Payable, page F-15
9. Equity-Based Transactions, page F-19

1.   We note from your response to our prior comment 5 that your outstanding warrants and options are accounted for as liabilities but have a zero value due to your extremely low share price and the high exercise price of the outstanding options and warrants. Please tell us and revise future filings to disclose both the method and significant assumptions that were used to determine the fair value of the liability associated with your outstanding

warrants and options at each applicable reporting date reflected in your audited financial statements. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief